Exhibit 4.3

DESCRIPTION OF REGISTERED SECURITIES

The following description of registered securities of Purple Innovation, Inc. (the “company,” “we,” “us” and “our”) summarizes certain provisions of our Second Amended and Restated Certificate of incorporation and our Amended and Restated Bylaws. The description is intended as a summary, and is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Second Amended and Restated Bylaws (the “Bylaws”), copies of which have been included as exhibits to this Annual Report on Form 10-K.

Our authorized capital stock consists of: (a) 300 million shares of common stock, which consists of (i) 210 million shares of Class A Common Stock, par value of $0.0001 per share, and (ii) 90 million shares of Class B Common Stock, par value of $0.0001 per share; and (b) 5 million shares of undesignated preferred stock, $0.0001 par value per share.

Class A Common Stock

Listing

Our Class A Common Stock is listed and principally traded on the NASDAQ Global Market under the symbol “PRPL.”

Voting Rights

Holders of Class A Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in our Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or as required by applicable provisions of the Delaware General Corporation Law (“DGCL”) or applicable stock exchange rules, the affirmative vote of a majority of our common shares that are voted is required to approve any such matter voted on by our stockholders. Directors are elected by a majority of the votes cast at an annual meeting of stockholders by holders of our common stock. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

On February 14, 2023, the Company declared a dividend of one new Proportional Representation Preferred Linked Stock (“PRPLS”) for each 100 shares of Purple common stock (“Common Stock”) owned by Purple’s shareholders. Each PRPLS will vote together with the Common Stock in the election of directors, and related matters, and carry 10,000 votes each. Holders of PRPLS will be entitled to allocate their votes among the nominees in director elections on a cumulative basis. PRPLS holders can allocate all, none, or a portion of their votes to each director nominee up for election at the Company’s meetings of shareholders. The Company issued one-one hundredth PRPLS for each share of Common Stock held as of the close of business on February 24, 2023. The PRPLS trade with the Common Stock and any new issuance of Common Stock will automatically include a proportionate number of PRPLS. The PRPLS are redeemable at any time by an affirmative vote of two-thirds of the members of the board of directors. The PRPLS do not have any dividend rights and will be entitled to only a limited payment upon any liquidation, dissolution or winding up in priority to any payments on the Common Stock but will not otherwise participate in any liquidating distributions.

Dividends

Holders of Class A Common Stock are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Liquidation

In the event of a liquidation, dissolution or winding up of the Company, holders of our Class A Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Holders of our Class A Common Stock have no preemptive or other subscription rights, other than as described below in the section entitled “Preemptive or Other Rights.” There are no sinking fund provisions applicable to the Class A Common Stock.

Preemptive or Other Rights

On February 1, 2018 the Company entered into a subscription agreement (the “Coliseum Subscription Agreement”) with CCP and Blackwell (together the “Coliseum Investors”), pursuant to which CCP agreed to purchase from the Company 2,900,000 shares of Class A Common Stock of the Company at a purchase price of $10.00 per share and Blackwell agreed to purchase from the Company 1,100,000 shares of Class A Common Stock of the Company at a purchase price of $10.00 per share (the “Coliseum Private Placement”). The shares of the Company’s common stock issued in the Coliseum Private Placement were not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

In connection with the Coliseum Private Placement, we granted to the Coliseum Investors preemptive rights for the future sale of Company securities. So long as the Coliseum Investors hold at least 50% of the shares of Class A Common Stock acquired in the Coliseum Private Placement, the Coliseum Investors are entitled to purchase up to their pro rata share of all equity securities issued by the Company, subject to certain exceptions.

In addition, the Coliseum Subscription Agreement provides the Coliseum Investors (and any other funds or accounts managed by Coliseum Capital Management, LLC) with a right of first refusal to provide all, but not less than all, of any of the following financings by the Company or any of its subsidiaries: (i) preferred equity financing with a preference to or over any of the terms of the Company’s common stock and (ii) any debt financing with a principal amount outstanding (together with all other debt provided by lender or group of lenders) greater than or equal to $10 million, other than (x) the replacement or refinancing of existing indebtedness or (y) an asset based loan on customary terms with an all in interest rate of not greater than 5% per year, by the Company or any of its subsidiaries.

Other than the Coliseum Investors, stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Class A Common Stock and Class B Common Stock.

Founder Shares

2,587,500 of our outstanding shares of Class A Common Stock were sold to Global Partner Sponsor I LLC (the “Sponsor”) in our initial public offering. These “Founder Shares” are identical to the shares of Class A Common Stock sold in our initial public offering, and holders of these shares have the same stockholder rights as public stockholders.

In connection with the closing of the Business Combination, the Company, Continental Stock Transfer and the Coliseum Investors entered into an Agreement to Assign Founder Shares (the “Founder Share Assignment Agreement”), pursuant to which the Sponsor assigned to the Coliseum Investors an aggregate of 1,293,750 of its Founder Shares (the “Coliseum Founder Shares”).

Transfer Agent

Pacific Stock Transfer, Inc is the transfer agent and registrar for our common stock.

Certain Anti-Takeover Provisions of Delaware Law

DGCL Provisions. We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “merger” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “merger” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the merger is approved by our board of directors and authorized at a meeting of its stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders or to nominate candidates for election as directors at our annual meeting of shareholders and specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Certificate of Incorporation, could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the shareholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Limitations on Stockholder Ability to Act by Written Consent or Call Special Meetings. The Certificate of Incorporation eliminate the right of shareholders to act by written consent without a meeting. Further, the Bylaws and Certificate of Incorporation provide that special meetings of shareholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer, or the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors.

Choice of Forum. Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Rights Agreement

On September 25, 2022, with the authorization of the board of directors, the Special Committee (the “Special Committee”) of the board of directors approved the adoption of a limited-duration stockholder rights agreement with an expiration date of September 25, 2023 (the “Rights Agreement”). The Rights Agreement is intended to protect against any coercive or abusive takeover tactics, and to help ensure that our stockholders are not deprived of the opportunity to realize the full and fair value of their investment. The Rights Agreement applies equally to all current and future shareholders and does not deter any offer or preclude the Special Committee from considering an offer that is fair and otherwise in the best interests of our shareholders.

Upon adopting the Rights Agreement, 300,000 shares of our authorized shares of preferred stock, par value $0.0001 per share, were designated as Series A Junior Participating Preferred Stock (the “Preferred Shares”). In accordance with the Rights Agreement, on September 25, 2022, the Special Committee authorized and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our Class A common stock and Class B common stock to stockholders of record at the close of business on October 6, 2022. Upon the occurrence of certain triggering events, each Right entitles the holder to purchase from us one one-thousandth of a share of the newly designated Preferred Shares at an exercise price of $20.00, subject to certain adjustments. The Rights will be exercisable only if a person or group acquires beneficial ownership (including certain synthetic equity positions created by derivative securities) of 20% or more of our outstanding shares of common stock. Any person or group that beneficially owned more than the triggering percentage when the board of directors adopted the Rights Agreement may continue to own its shares of common stock but may not acquire any additional shares without triggering the Rights Agreement.

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